Exhibit 99.1

Israel- Based Clearmind Medicine Granted U.S. Patent for Psychedelic-Based Alcohol Substitute

U.S. Patent and Trademark Office extends protection of Clearmind’s  proprietary MEAI and expands its potential market

Tel Aviv, Israel / Vancouver, Canada, Dec. 21, 2022 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under treated health problems, announced that it has been granted a patent from the United States Patent and Trademark Office (USPTO) for the use of its proprietary MEAI as an alcoholic beverage substitute.

Similar patents have already been granted to Clearmind for the MEAI-based alcohol substitute in Europe and India.

The development–U.S. Patent No. 11,077,072 B2 – is a major milestone, given the increasing popularity and growth in sales of non-alcoholic wine, beer and spirits. According to the information services firm NielsenIQ, the market for such non-alcoholic beverages in the U.S. in August 2022 stood at $395 million per year, showing a year-on-year growth of +20.6%.

“This patent is excellent news as we continue to strengthen and extend the protection around our innovative compounds, reflecting the growing U.S. recognition of our innovative portfolio,” said Dr. Adi Zuloff-Shani, Clearmind’s CEO.  “It’s a tremendous boost, as the U.S.  is one of the biggest markets for alcohol substitutes.”

“This positive momentum confirms the value of the innovative R&D approach that underpins our business strategy. It strengthens our prospects for a new large market, different from the pharma market and with short-term potential for considerable revenue generation.” Zuloff-Shani added.

The patent follows the appointment of former Red Bull Canada executive Nicholas Kadysh as special advisor on the regulatory development of MEAI as an alcohol substitute. Kadysh, who also previously worked at Juul Labs Canada, is a career expert on navigating complex regulatory risks in the health and food industry. He is the founder of PharmAla Biotech, which manufactures MDMA- and MDXX class molecules for pharmaceutical research, and the Board Chair of Psychedelics Canada, the trade association of the for-profit Canadian psychedelics industry.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of seven patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND”, the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY”.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
General Inquiries
Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its patent portfolio, business strategy, and the company’s prospects for a new large market, different from the pharma market and with short-term potential for revenue generation. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.